SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated May 30, 2007, Supplement No. 6 dated December 21, 2007 and Supplement No. 7 dated January 14, 2008.]

SUPPLEMENT NO. 7

DATED JANUARY 14, 2008

TO THE PROSPECTUS DATED MAY 30, 2007

OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 7 to you in order to supplement our prospectus.

Status of the Offering

As of December 31, 2007, we have received gross proceeds of approximately $78.0 million from the sale of common stock in our initial public offering.

Distributions

Currently, we make cash distributions to our stockholders from capital at an annualized rate of 5.5%, based on an $8.00 per share purchase price. These distributions are being paid in anticipation of future cash flow from our investments. Until proceeds from our offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow, reducing the amount of funds that would otherwise be available for investment. For the nine months ended September 30, 2007 and 2006, we had no funds from operations, and we distributed $872,000 and $107,000, respectively, to stockholders. There can be no assurance that we will be able to achieve the expected cash flows necessary to maintain distributions at any particular level.